02037390

File No. 0-17630

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PE 5-21-02

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

CRH to Acquire Assets of U.S. Aggregates, Inc. in Utah and Alabama

CRH public limited company
Belgard Castle, Clondalkin,
Dublin 22, Ireland.

Indicate by check mark whether the registrant files
or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby
furnishing the information to the Commission pursuant
to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82-____.

May 20, 2002

CRH TO ACQUIRE ASSETS OF US AGGREGATES, INC. IN UTAH AND ALABAMA

On March 12, 2002, CRH plc, the international building materials group, announced that its Materials Division in the Americas, Oldcastle Materials Group, had reached agreement with US Aggregates, Inc. (USAI) to acquire its operations in Utah, Arizona, Nevada, Tennessee and Alabama for a cash consideration of US$140 million (euro 153.8 million).

As an initial step in the sale process, USAI filed a voluntary petition for reorganisation under Chapter 11 of the US Bankruptcy Code on March 11, 2002. Accordingly, the proposed sale to Oldcastle was subject to approval by the US Bankruptcy Court in Nevada. This has now been received and the transaction is expected to be completed on May 29, 2002.

Since March, Oldcastle Materials has reached agreement to dispose of certain USAI operations which are non-core to CRH. These transactions are also scheduled to close on May 29, 2002. The USAI assets being retained by Oldcastle comprise USAI's fully integrated construction materials business in Utah and a major quarry in Birmingham, Alabama. The net cash cost to Oldcastle Materials for these retained businesses is US$74 million (euro 81.3 million).

On a combined basis in 2001, the retained operations sold 6.1 million tons of aggregates, 1.1 million tons of asphalt and 0.2 million cubic yards of readymixed concrete with total sales revenue of US$76 million (euro 83.5 million).

Commenting on this transaction, Tom Hill, CEO of Oldcastle Materials Group, said:

"The USAI deal achieves a primary objective of the Materials Division to further expand its operations in the Mountain region. In particular, the deal augments production capacity to serve the ever-growing Salt Lake City area and extends the Division's activities into the attractive Cedar City / St. George region in southern Utah. We expect to enhance historical profitability through the elimination of duplicate costs and the realisation of greater efficiencies in purchasing, production and transport. The transaction also provides a major quarry in the city of Birmingham, Alabama, Oldcastle Materials' first location in the southeast."

Contact : +353 (0) 1 404 1000
Liam O'Mahony, Chief Executive
Harry Sheridan, Finance Director
Myles Lee, General Manager – Finance
Tom Hill, CEO Oldcastle Materials Group

CRH plc
The International Building Materials Group

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh@42.crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 20th May 2002

By: ______________________
M.P. Lee

CRH plc
The International Building
Materials Group

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh@42.crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 20th May 2002

By: /s/M.P. Lee
M.P. Lee
General Manager – Finance

File No. 0-17630

CONTENTS

CRH to Acquire Assets of U.S. Aggregates, Inc. in Utah and Alabama

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CRH public limited company